51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")
542 Newbold St.
London, ON N6E 2S5

Item 2  Date of Material Change

March 24, 2026

Item 3  News Release

The news release dated March 25, 2026 was disseminated via Globe Newswire.

Item 4  Summary of Material Change

On March 24, 2026, the Company entered into an agreement (the "Agreement") with Water Tower Research LLC ("WTR"), an institutional research and investor engagement firm to provide comprehensive research coverage and strategic investor engagement services to support Aduro's growth objectives and enhance visibility within the institutional investment community.

Under the terms of the Agreement, WTR will provide research and capital markets communications services to the Company for an initial term of six months beginning April 1, 2026. The services provided to the Company include the production of content, including research reports distributed through WTR's proprietary digital delivery infrastructure and digital and marketing channels. In consideration for the services to be provided by WTR, the Company has agreed to pay an aggregate cash fee of US$39,000 (plus any applicable taxes), payable upon the execution of the Agreement. The Company may renew the Agreement for a subsequent six month period (the "Renewal Term") at any time after August 31, 2026 by providing a written notice of intent to renew (the "Notice") to WTR, which Renewal Term will be effective as of September 30, 2026. If the Company provides the Notice to WTR, the Company will pay to WTR an aggregate cash fee of US$48,000 (plus applicable taxes) in consideration for the services provided during the Renewal Term.

WTR is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, WTR may acquire an interest in the securities of the Company in the future. Other than the engagement for research and capital markets communications services described herein, WTR has no other relationship with the Company. No performance-based compensation or securities are being granted in connection with the engagement of WTR.

Item 5  Full Description of Material Change

The material change is fully described in item 4 above and in the news release which has been filed on SEDAR+ at www.sedarplus.com.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: 604-362-7011

Item 9  Date of Report

March 25, 2026